Exhibit (a)(5)(L)

Email to Current and Former Employees with Global Share Accounts:

Orion Acquisition AB (“Buyer”), a direct, wholly owned subsidiary of Thermo Fisher Scientific Inc. (“Thermo Fisher”), commenced on October 31, 2023, a tender offer (the “Offer”) for all the outstanding common shares and American Depositary Shares (“ADSs”) of Olink Holding AB (publ) (“Olink” or the “Company”).

The consideration to be paid through the Offer is USD $26.00 per common share or ADS (such amount, the “Offer Consideration”).

After careful consideration, the board of directors of the Company (the “Olink Board”) has recommended that Olink shareholders accept the Offer and tender their common shares and ADSs to the Buyer pursuant to the Offer.  In addition, as part of the transaction, Summa Equity AB, the parent of Olink’s largest shareholder, and additional Olink shareholders and management, in the aggregate holding approximately 66% of Olink’s outstanding common shares, have entered into support agreements with Thermo Fisher agreeing to tender into the tender offer.

In order to tender your common shares or ADSs into the Offer, you must submit instructions through your Global Shares account by 12 pm GMT on 29 November 2023.  If you hold common shares or ADSs outside of Equity Gateway, you should check with your broker, dealer or other securities intermediary for their specific cut-off time.  If certain conditions to the Offer are not met, the Offer will be extended.  Any extension to the Offer period will be separately announced.

Assuming all of the conditions of the Offer have been met (or, if applicable, waived), Buyer will, promptly following the expiration time of the Offer, accept for payment all common shares and ADSs validly tendered and not properly withdrawn pursuant to the Offer. The consideration to be paid in exchange for the tender of common shares and ADSs is expected to be paid on or about the third business day after the date that the Offer is consummated and all common shares and ADSs validly tendered and not withdrawn have been transferred to Buyer. If you have not provided your bank information to Global Shares, the cash consideration for common shares and ADSs that you validly tender will be sent to the Company’s payroll department for pay-out to you.

Shareholders who choose not to accept the Offer will NOT receive cash consideration in the timeline set forth above. If the Offer is consummated and all common shares and ADSs validly tendered and not properly withdrawn have been transferred to Buyer, and Buyer has acquired more than 90% of all outstanding common shares, Buyer will commence compulsory redemption proceedings to redeem the remaining outstanding common shares in accordance with the Swedish Companies Act. After completion of such compulsory redemption proceedings, which are expected to take several months, shareholders who did not previously tender their common shares and ADSs in the Offer will be paid the same cash price as was paid in the Offer (unless special cause so dictates, in which case the redemption price may differ from the Offer Consideration).

Please refer to the Offer materials previously published, including the Offer to Purchase, for additional information regarding the Offer.

For questions, please contact Georgeson LLC, as information agent for the Offer, at +1 866 821 2550 (U.S. toll-free), +1 781 222 0033 (outside U.S. & Canada) or +46 846 007 389 (Sweden) or via email at olink@georgeson.com.

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Additional Information and Where to Find It

This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any common shares or American Depositary Shares of Olink or any other securities, nor is it a substitute for the tender offer materials that Thermo Fisher or the Buyer has filed with the U.S. Securities and Exchange Commission (“SEC”). The terms and conditions of the tender offer are published in, and the offer to purchase common shares and American Depositary Shares of Olink is made only pursuant to, the offer document and related offer materials prepared by Thermo Fisher and the Buyer and is filed with the SEC in a tender offer statement on Schedule TO. In addition, Olink has filed a solicitation/recommendation statement on Schedule 14D-9 with the SEC with respect to the tender offer.

THE TENDER OFFER MATERIALS (INCLUDING THE OFFER TO PURCHASE, THE ADS LETTER OF TRANSMITTAL, THE ACCEPTANCE FORM FOR SHARES AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9, AS THEY MAY BE AMENDED FROM TIME TO TIME, CONTAIN IMPORTANT INFORMATION. INVESTORS AND SHAREHOLDERS OF OLINK ARE URGED TO READ THESE DOCUMENTS CAREFULLY BECAUSE THEY, AND NOT THIS DOCUMENT, GOVERN THE TERMS AND CONDITIONS OF THE TENDER OFFER, AND BECAUSE THEY CONTAIN IMPORTANT INFORMATION THAT SUCH PERSONS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR COMMON SHARES AND AMERICAN DEPOSITARY SHARES.

The tender offer materials, including the offer to purchase, the related ADS letter of transmittal and acceptance form for shares and certain other tender offer documents, and the solicitation/recommendation statement and other documents filed with the SEC by Thermo Fisher or Olink, may be obtained free of charge at the SEC’s website at www.sec.gov, at Olink’s website https://investors.olink.com/investor-relations, at Thermo Fisher’s website at www.thermofisher.com or by contacting Thermo Fisher’s investor relations department at 781-622-1111. In addition, Thermo Fisher’s tender offer statement and other documents it will file with the SEC will be available at https://ir.thermofisher.com/investors.